Exhibit 12.1
ALABAMA POWER COMPANY
Computation of ratio of earnings to fixed charges for
the five years ended December 31, 2016
and the year to date September 30, 2017

	Year Ended December 31,					Nine Months Ended September 30,
	2012	2013	2014	2015	2016	2017
	---------------------------------------------Millions of Dollars-----------------------------------------------
EARNINGS AS DEFINED IN ITEM 503 OF REGULATION S-K:
Earnings Before Income Taxes	$1,214	$1,224	$1,305	$1,311	$1,363	$1,231
Distributed income of equity investees	7	4	2	—	12	10
Interest expense, net of amounts capitalized	287	259	255	274	302	229
Interest component of rental expense	19	17	18	19	20	17
AFUDC - Debt funds	7	11	18	22	11	10
Earnings as defined	$1,534	$1,515	$1,598	$1,626	$1,708	$1,497
FIXED CHARGES AS DEFINED IN ITEM 503 OF REGULATION S-K:
Interest on long-term debt	$267	$240	$241	$264	$278	$212
Interest on affiliated loans	7	7	7	7	8	7
Interest on interim obligations	—	—	—	—	—	—
Amortization of debt discount, premium and expense, net	10	13	14	14	16	12
Other interest charges	9	10	11	11	10	8
Interest component of rental expense	19	17	18	19	20	17
Fixed charges as defined	$312	$287	$291	$315	$332	$256
RATIO OF EARNINGS TO FIXED CHARGES	4.91	5.27	5.49	5.16	5.14	5.84